                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated May 7, 2007.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.

                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: May 7, 2007

                                       3

                    TEFRON REPORTS FIRST QUARTER 2007 RESULTS

FIRST QUARTER 2007 HIGHLIGHTS

o    FIRST QUARTER REVENUES WERE $48.8 MILLION, SLIGHTLY BELOW THOSE OF THE
     FIRST QUARTER OF 2006.

o    CASH FLOW FROM OPERATIONS WAS $5.4 MILLION, LEADING TO A NET CASH POSITION
     OF $3.9 MILLION AT THE END OF THE QUARTER.

o    FULLY DILUTED EPS FROM CONTINUING OPERATIONS WAS $0.17 IN THE QUARTER,
     COMPARED WITH $0.25 IN THE FIRST QUARTER OF 2006.

MISGAV, ISRAEL, MAY 7, 2007 - TEFRON LTD. (NYSE: TFR ; TASE: TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the first quarter of 2007.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results described below therefore do not include the financial results of AlbaHealth. Tefron ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

FIRST QUARTER 2007 RESULTS

First quarter revenues were $48.8 million, representing a 1.2% decrease from first quarter 2006 revenues of $49.4 million. The slight decrease in revenues in the quarter was due to an anticipated reduction in sales of active-wear during the first half of 2007. This reduction was partly offset by an increase in sales of swimwear and a slight increase in sales of intimate apparel products.

First quarter gross margin was 19.1%, compared with a gross margin 24.3% in the first quarter of 2006. Operating income totaled $5.0 million (10.2% of revenues), compared with $7.5 million (15.2% of revenues) in the first quarter of 2006.

The decline in gross and operating margins in the first quarter was primarily due to the significant weakening of the US dollar versus the Israeli shekel and the previously identified pricing pressure in older collections of our intimate apparel product line.

Income from continuing operations was $3.8 million (7.8% of revenues), or $0.17 per diluted share in the first quarter of 2007, compared to $5.2 million (10.6%
of revenues), or $0.25 per diluted share, in the first quarter of 2006.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "Our first quarter results were in line with our expectations. In addition, our strong operating cash flow during the quarter has led us to a net cash position (cash net of bank debt) for the first time in seven years."

Mr. Shiran continued, "As pointed out during the last quarter, we anticipated a temporary decline in active-wear sales in the first half of 2007, with a strengthening of active-wear sales in the second half of 2007. We reaffirm our assessment and see second half growth driven mainly by our sales to Nike as they prepare to launch their next generation of performance apparel. We believe that our working relationship with Nike remains strong, and we have received positive indications from Nike for next generation products, backed up by raw materials commitments, demonstrating the importance of Tefron as a key supplier to Nike."

Mr. Shiran added, "We continue to believe that revenues for the year will be higher than those of 2006 as a result of the expected growth in active-wear sales in the second half of the year. We expect our second quarter revenues to decline in approximately 12% compared to the second quarter of 2006 due to the anticipated temporary reduction in active-wear sales. We also expect a strengthening pressure on our operating margins given the ongoing weakening of the US Dollar versus the Shekel and the pricing reduction in older collections of our intimate apparel product line. To mitigate these effects we intend to continue to transfer labor intensive production processes offshore."

Mr. Shiran concluded, "Our business and market fundamentals remain strong. We are specially excited by the prospects for growing our active-wear business with
Nike. In addition, we are in a continuous process of looking for new revenue growth drivers while cutting costs and improving efficiencies. We believe that we have the building blocks in place to propel our business to the next level in the coming years."

In an unrelated matter, after a further examination, Tefron has determined that no additional payment is due from Norfet, Limited Partnership, its major shareholder, pursuant to their 2004 Share Purchase Agreement. Tefron would have been entitled to an additional payment if, during the three-year period following closing of their share purchase transaction, Norfet had sold, at an adjusted average price per share of at least $9.22, at least 20% of the shares that it had acquired at the closing.

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, May 7, 2007 at 10am EDT. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 668 9141
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0687
INTERNATIONAL DIAL-IN NUMBER:  +972 3 918 0687

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte
Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swimwear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED

o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON
     THE SAME TERMS;

o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING CHANGES
     IN FASHION PREFERENCES;

o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
     ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET
     IN WHICH WE OPERATE;

o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
     INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
     QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION).

o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
     FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS
     AND DIFFERENT RAW MATERIALS;

o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
     EXPANSION INTO NEW PRODUCT LINES;

o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
     OUR MACHINERY;

o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;OUR DEPENDENCE ON SUBCONTRACTORS IN
     CONNECTION WITH OUR MANUFACTURING PROCESS;

o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
     DEBT;

o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL
     BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
aasaf@tefron.com                    ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                Three months ended       Three months ended          Year ended
                 March 31, 2007            March 31, 2006        December 31, 2006
                -----------------        -----------------       ------------------
                 USD        % of          USD        % of         USD         % of
Segment        Thousands    total       Thousands    total      Thousands     total
-------         ------      -----        ------      -----       -------      -----

Cut & sew       24,282       49.8%       22,961       46.5%       85,951       45.7%
Seamless        24,469       50.2%       26,406       53.5%      102,153       54.3%
Total           48,751      100.0%       49,367      100.0%      188,104      100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                       Three months ended       Three months ended        Year ended
                        March 31, 2007           March 31, 2006         December 31, 2006
                       -----------------        -----------------       ------------------
                        USD        % of          USD        % of         USD         % of
Product line          Thousands    total       Thousands    total      Thousands     total
------------           ------      -----        ------      -----       -------      -----

Intimate Apparel       26,458       54.3%       25,426       51.5%      100,890       53.6%
Active wear            10,839       22.2%       14,049       28.5%       59,406       31.6%
Swimwear               11,454       23.5%        9,892       20.0%       27,808       14.8%
Total                  48,751      100.0%       49,367      100.0%      188,104      100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            MARCH 31,           DECEMBER 31,
                                                      ----------------------      --------
                                                        2007          2006          2006
                                                      --------      --------      --------
                                                             UNAUDITED
                                                      ----------------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $  7,347      $ 11,489      $  3,966
  Short-term deposit                                    11,280             -        10,089
  Marketable securities                                  9,045             -         4,975
  Trade receivables, net                                29,327        27,809        30,655
  Other accounts receivable and prepaid expenses         3,871         4,300         4,166
  Inventories                                           25,855        28,417        28,912
                                                      --------      --------      --------

TOTAL current assets                                    86,725        72,015        82,763
                                                      --------      --------      --------

LONG TERM INVESTMENTS:
  Bank deposit                                               -             -         1,029
  Severance pay fund                                       824           638           778
  Subordinate note                                       3,000             -         3,000
                                                      --------      --------      --------

TOTAL long term investments                              3,824           638         4,807
                                                      --------      --------      --------

PROPERTY, PLANT AND EQUIPMENT, NET                      76,258        79,248        77,086
                                                      --------      --------      --------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                 -        39,907             -
                                                      --------      --------      --------

TOTAL assets                                          $166,807      $191,808      $164,656
                                                      ========      ========      ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                      MARCH 31,              DECEMBER 31,
                                                              -------------------------       ---------
                                                                2007            2006            2006
                                                              ---------       ---------       ---------
                                                                      UNAUDITED
                                                              -------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                  $   5,948       $   6,373       $   5,948
  Trade payables                                                 25,995          28,166          31,143
  Other accounts payable and accrued expenses                    10,831           7,890          10,402
                                                              ---------       ---------       ---------

TOTAL current liabilities                                        42,774          42,429          47,493
                                                              ---------       ---------       ---------

LONG-TERM LIABILITIES:
  Long-term loans from banks (net of current maturities)         17,836          34,055          19,322
  Deferred taxes                                                 12,284          11,603          12,313
  Accrued severance pay                                           3,402           2,698           3,298
                                                              ---------       ---------       ---------

TOTAL long-term liabilities                                      33,522          48,356          34,933
                                                              ---------       ---------       ---------

LIABILITIES AND MINORITY INTEREST
ATTRIBUTED TO DISCONTINUED OPERATIONS                                 -          26,664               -
                                                              ---------       ---------       ---------

SHAREHOLDERS' EQUITY:
   Share capital -                                                7,515           7,229           7,411
  Additional paid-in capital                                    106,000          96,967         101,684
  Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
  Cumulative other comprehensive income                             124              83              55
  Accumulated deficit                                           (15,720)        (22,512)        (19,512)
                                                              ---------       ---------       ---------

TOTAL shareholders' equity                                       90,511          74,359          82,230
                                                              ---------       ---------       ---------

TOTAL liabilities and shareholders' equity                    $ 166,807       $ 191,808       $ 164,656
                                                              =========       =========       =========

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                          THREE MONTHS ENDED           YEAR ENDED
                                                               MARCH 31,               DECEMBER 31,
                                                     ----------------------------      -----------
                                                        2007             2006             2006
                                                     -----------      -----------      -----------
                                                              UNAUDITED
                                                     ----------------------------

Sales                                                $    48,751      $    49,367      $   188,104
Cost of sales                                             39,460           37,373          145,144
                                                     -----------      -----------      -----------

Gross profit                                               9,291           11,994           42,960
Selling, general and administrative expenses               4,301            4,505           17,077
                                                     -----------      -----------      -----------

Operating income                                           4,990            7,489           25,883
Financial expenses, net                                      408              315            1,912
                                                     -----------      -----------      -----------

Income before taxes on income                              4,582            7,174           23,971
Taxes on income                                              790            1,943            5,711
                                                     -----------      -----------      -----------

Income from continuing operations                          3,792            5,231           18,260
Income from discontinued operations (including
  impairment and other costs related to
  the exercise of the put option), net of taxes                -              152              120
                                                     -----------      -----------      -----------

Net income                                           $     3,792      $     5,383      $    18,380
                                                     ===========      ===========      ===========

Basic and diluted net earnings per share from
  continuing operations:
  Basic net earnings per share                       $      0.18      $      0.26      $      0.90
                                                     ===========      ===========      ===========
    Diluted net earnings per share                   $      0.17      $      0.25      $      0.88
                                                     ===========      ===========      ===========

Basic and diluted net earnings per share from
  discontinued operations:
  Basic net earnings per share                       $         -      $      0.01      $      0.01
                                                     ===========      ===========      ===========
  Diluted net earnings per share                     $         -      $      0.01      $      0.01
                                                     ===========      ===========      ===========

Basic and diluted net earnings per share:
  Basic net earnings per share                       $      0.18      $      0.27      $      0.91
                                                     ===========      ===========      ===========
  Diluted net earnings per share                     $      0.17      $      0.26      $      0.89
                                                     ===========      ===========      ===========

Weighted average number of shares used for
  computing basic earnings per share                  21,155,284       19,703,654       20,210,722
                                                     ===========      ===========      ===========

Weighted average number of shares used for
  computing diluted earnings per share                21,843,997       20,816,656       20,754,566
                                                     ===========      ===========      ===========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                           THREE MONTHS ENDED         YEAR ENDED
                                                                                                MARCH 31,            DECEMBER 31,
                                                                                         -----------------------       --------
                                                                                           2007           2006          2006
                                                                                         --------       --------       --------
                                                                                                UNAUDITED
                                                                                         -----------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                             $  3,792       $  5,383       $ 18,380
  Adjustments to reconcile net income to net cash provided by operating activities:
    Income from discontinued operations                                                         -           (152)          (120)
    Depreciation, amortization and impairment of property, plant and equipment              2,189          2,101          8,719
    Compensation related to options granted to employees                                      105            195            555
    Increase (decrease) in accrued severance pay, net                                          58             (1)           459
    Increase in deferred taxes, net                                                           146          2,598          2,128
    Accrual of interest on short and long-term deposits and marketable securities            (203)             -           (100)
    Gain on sale of and accretion of discount on marketable securities                        (65)             -            (57)
    Gain on sale of property, plant and equipment, net                                       (396)           (15)           (73)
    Decrease (increase) in trade receivables, net                                           1,328         (1,831)        (4,677)
    Decrease (increase) in other accounts receivable and prepaid expenses                     108           (786)          (417)
    Decrease (increase) in inventories                                                      3,057         (2,035)        (2,530)
    Increase (decrease) in trade payables                                                  (5,148)           303          3,278
    Increase (decrease) in other accounts payable and accrued expenses                        379           (824)         1,718
                                                                                         --------       --------       --------

Net cash provided by continuing operating activities                                        5,350          4,936         27,263
Net cash provided by discontinued operating activities                                          -            517            507
                                                                                         --------       --------       --------

Net cash provided by operating activities                                                   5,350          5,453         27,770
                                                                                         --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                                  (964)          (602)        (4,688)
  Investment grants received                                                                    -          1,218          1,218
  Proceeds from sale of property, plant and equipment                                         679             10            335
  Dividend received from discontinued operations                                                -            139            140
  Proceeds from sale of subsidiary, net                                                         -              -          9,917
  Investment in short and long-term deposits and marketable securities                     (8,461)             -        (22,894)
  Proceeds from sale of marketable securities                                               4,499              -          6,961
                                                                                         --------       --------       --------

Net cash provided by (used in) continuing investing activities                             (4,247)           765         (9,011)
Net cash used in discontinued investing activities                                              -           (168)          (172)
                                                                                         --------       --------       --------

Net cash provided by (used in) investing activities                                        (4,247)           597         (9,183)
                                                                                         --------       --------       --------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      THREE MONTHS ENDED         YEAR ENDED
                                                                           MARCH 31,            DECEMBER 31,
                                                                    -----------------------       --------
                                                                      2007           2006           2006
                                                                    --------       --------       --------
                                                                           UNAUDITED
                                                                    -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term bank loans                                   (1,486)        (1,479)       (21,188)
  Proceeds from long-term bank loans                                       -              -          5,000
  Decrease in short-term bank credit, net                                  -        (14,705)       (14,713)
  Excess tax benefit from exercise of stock options
     related to employees and directors                                    -              -            446
  Proceeds from exercise of stock options related to
     employees and directors                                              25            486          3,175
  Proceeds from exercise of tradable options issued at
     the secondary offering                                            4,290              -            972
  Proceeds from issuance of shares and options, net                        -         13,834         13,816
  Dividend paid to shareholders                                         (551)             -         (9,446)
                                                                    --------       --------       --------

Net cash provided by (used in) continuing financing activities         2,278         (1,864)       (21,938)
Net cash used in discontinued financing activities                         -           (463)          (544)
                                                                    --------       --------       --------

Net cash provided by (used in)financing activities                     2,278         (2,327)       (22,482)
                                                                    --------       --------       --------

Increase (decrease) in cash and cash equivalents                       3,381          3,723         (3,895)
Decrease in cash and cash equivalents attributed to
   discontinued operations                                                 -            114            209
                                                                    --------       --------       --------

Increase (decrease) in cash and cash equivalents
   attributed to continuing operations                                 3,381          3,837         (3,686)
Cash and cash equivalents at the beginning of the period               3,966          7,652          7,652
                                                                    --------       --------       --------

Cash and cash equivalents at the end of the period                  $  7,347       $ 11,489       $  3,966
                                                                    ========       ========       ========

                                       10

CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                      Three months ended      Year ended
                                          March 31,          December 31,
                                     --------------------      -------
                                       2007         2006         2006
                                     -------      -------      -------

Operating income
(See statements of operations)       $ 4,990      $ 7,489      $25,883
Depreciation and amortization
(See statements of cash flows)         2,189        2,101        8,719
Compensation related to options
granted to employees (See
statement of cash flow)                  105          195          555
                                     -------      -------      -------
 EBITDA                              $ 7,284      $ 9,785      $35,157
                                     =======      =======      =======

                                       11